UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                         Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q3 2025 Results

Financial Results and Business Overview

September 30, 2025

ICL Group Ltd

ICL Reports Third Quarter 2025 Results and Announces New Strategic Principles

Renewed focus on driving profitable growth engines in its specialty businesses
Maximizing and improving its potash, phosphate and bromine mineral businesses
Driving overall portfolio optimization and cost efficiency across all activities

TEL AVIV, Israel, & ST. LOUIS, November 12, 2025 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the third quarter ended September 30, 2025. Consolidated sales were $1.9 billion, up $100 million versus the prior year. Operating income was $230 million versus $214 million in the third quarter of last year, with adjusted operating income of $241 million versus $243 million. For the third quarter, net income attributable to shareholders was $115 million versus $113 million in the prior year, with adjusted net income of $124 million compared to $136 million. Adjusted EBITDA of $398 million was up 4% versus $383 million. Diluted earnings per share of $0.09 were equivalent to the third quarter of last year, with adjusted diluted EPS of $0.10 versus $0.11.

“For the third quarter, ICL delivered solid year-over-year growth in both sales and EBITDA, even as some regional and end-market performance varied. Sales were once again led by our specialties-driven businesses, with combined Industrial Products, Phosphate Solutions and Growing Solutions sales up for both the third quarter and first nine months of the year. For our Potash segment, sales increased over the same time periods on improved pricing for both contracted and spot transactions," said Elad Aharonson, president and CEO of ICL.

“We are pleased with our third quarter and year-to-date performance and are also looking toward the future. Over the past several months, we have completed an extensive and comprehensive review of our entire business. As a result of this work, we identified two main growth engines: specialty crop nutrition, which is part of Growing Solutions, and specialty food solutions, part of our Phosphate Solutions. These two growth engines are expected to drive sustainable and profitable growth for ICL in the coming years, through a combination of strategic acquisitions and focused organic initiatives. This is an exciting time for ICL, and I will be sharing an overview of our new strategy on our earnings call later today.

“As part of this strategy, we will be sharpening our focus on maximizing our core businesses, such as Potash and Industrial Products. We will also be reallocating resources to opportunities that best align with our capital allocation priorities and reevaluating non-synergistic and low-potential activities. Finally, we will maintain and expand our efforts around delivering overall portfolio optimization and cost efficiency across all activities.

"For our portfolio optimization efforts, we have shifted our approach to LFP battery materials. While we will remain a provider of raw materials to battery customers, we will not be moving further downstream into cathode active materials. This means we will be discontinuing our previously announced projects into St. Louis and Spain. This decision was made after a careful review of shifting market dynamics and reflects the impact of recent changes in government policies, including the termination of the U.S. Department of Energy grant. In addition, high investment and operating costs, combined with expected low prices, have led us to conclude the project is not currently competitive. As a result, we intend to focus our efforts on other opportunities that offer a better strategic fit and provide greater potential for ICL.

1 ICL Group Limited Q3 2025 Results

“Additionally, we recently signed a MOU with the State of Israel regarding the Dead Sea Concession. We believe ICL is the most suitable candidate for the next Concession, and this significant step forward provides ICL with long-term regulatory clarity and business certainty and both are essential for our continued operations and future growth. We further believe that it is also expected to provide greater financial and operational certainty and is likely to promote fairer and more transparent terms for the future concession. It will allow us to stay focused on our core mission - driving profitable growth in our specialty businesses and strengthening our leadership across all business segments,” concluded Aharonson.

The company reiterated its guidance for specialties-driven EBITDA of between $0.95 billion to $1.15 billion for full year 2025. For Potash, the company continues to expect sales volumes of between 4.3 million and 4.5 million metric tons. (1a)

The earnings call will begin today at 8:30 a.m. New York time (1:30 p.m. London and 3:30 p.m. Tel Aviv). The dial-in number for financial analysts in North America is (800) 549-8228, or (289) 819-1520 for international analysts, and the conference ID is 10635. Employees, the media and the public are invited to listen to the call using the webcast link found at ICL Group Investors Relations - Reports News & Events.

2 ICL Group Limited Q3 2025 Results

Financial Results and Business Overview

This Financial Results and Business Overview is based on the Company’s unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2025 (hereinafter - Interim Financial Statements), and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Financial Results and Business Overview contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and non‑GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals company, which creates impactful solutions for humanity’s sustainability challenges in the food, agriculture, and industrial markets. ICL leverages its unique bromine, potash, and phosphate resources, its global professional workforce, and its sustainability focused R&D and technological innovation capabilities, to drive the Company's growth across its end markets. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,000 people worldwide, and its 2024 revenues totaled approximately $7 billion. For more information, visit the Company's website at www.icl-group.com[1].

Financial Figures and non-GAAP Financial Measures

7-9/2025		7-9/2024		1-9/2025		1-9/2024		1-12/2024
$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales
Sales	1,853	-	1,753	-	5,452	-	5,240	-	6,841	-
Gross profit	604	33	596	34	1,718	32	1,721	33	2,256	33
Operating income	230	12	214	12	596	11	628	12	775	11
Adjusted operating income (1)	241	13	243	14	650	12	683	13	873	13
Net income attributable to the Company's shareholders	115	6	113	6	299	5	337	6	407	6
Adjusted net income attributable to the Company’s shareholders (1)	124	7	136	8	344	6	380	7	484	7
Diluted earnings per share (in dollars)	0.09	-	0.09	-	0.23	-	0.26	-	0.32	-
Diluted adjusted earnings per share (in dollars) (2)	0.10	-	0.11	-	0.27	-	0.29	-	0.38	-
Adjusted EBITDA (2)	398	21	383	22	1,108	20	1,122	21	1,469	21
Cash flows from operating activities (3)	308	-	408	-	742	-	1,016	-	1,468	-
Purchases of property, plant and equipment and intangible assets (3)	180	-	159	-	572	-	446	-	713	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	See "Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” in the accompanying financial statements.

[1] The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.
3 ICL Group Limited Q3 2025 Results

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Some of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The Company provides guidance for Specialties-driven EBITDA, which includes Industrial Products, Growing Solutions and Phosphate Solutions. For our Potash business we provide sales volumes guidance.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

4 ICL Group Limited Q3 2025 Results

Adjustments to Reported Operating and Net income (non-GAAP)

	7-9/2025	7-9/2024	1-9/2025	1-9/2024	1-12/2024
	$ millions	$ millions	$ millions	$ millions	$ millions
Operating income	230	214	596	628	775
Charges related to the security situation in Israel (1)	11	14	36	40	57
Impairment and write-off of assets and provision for site closure (2)	-	15	5	15	35
Fire incident at Ashdod Port (3)	-	-	4	-	-
Provision for early retirement (4)	-	-	9	-	4
Legal proceedings (5)	-	-	-	-	2
Total adjustments to operating income	11	29	54	55	98
Adjusted operating income	241	243	650	683	873
Net income attributable to the shareholders of the Company	115	113	299	337	407
Total adjustments to operating income	11	29	54	55	98
Total tax adjustments (6)	(2)	(6)	(9)	(12)	(21)
Total adjusted net income - shareholders of the Company	124	136	344	380	484

(1)	For 2025 and 2024, reflects charges relating to the ongoing security situation in Israel.

(2)
For 2025, reflects a write-off of two portfolio companies due to failed business continuity and funding. For 2024, reflects mainly a write-off of assets resulting from the closure of small sites in Israel and Turkey, as well as an impairment of assets due to a regulatory decision that mandated the cessation of a certain project.

(3)	For 2025, reflects expenses related to a fire incident at Ashdod Port.

(4)	For 2025 and 2024, reflects provisions for early retirement due to restructuring at certain sites, as part of the Company’s global efficiency plan.

(5)	For 2024, reflects reimbursement of arbitration costs associated with the Ethiopian potash project.

(6)	For 2025 and 2024, reflects the tax impact of adjustments made to operating income.

5 ICL Group Limited Q3 2025 Results

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

	7-9/2025	7-9/2024	1-9/2025	1-9/2024	1-12/2024
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income	129	127	343	383	464
Financing expenses, net	44	39	94	107	140
Taxes on income	57	49	159	139	172
Less: Share in earnings of equity-accounted investees	-	(1)	-	(1)	(1)
Operating income	230	214	596	628	775
Depreciation and amortization	157	140	458	439	596
Adjustments (1)	11	29	54	55	98
Total adjusted EBITDA	398	383	1,108	1,122	1,469

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

Calculation of diluted adjusted earnings per share was made as follows:

	7-9/2025	7-9/2024	1-9/2025	1-9/2024	1-12/2024
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income attributable to the Company's shareholders	115	113	299	337	407
Adjustments (1)	11	29	54	55	98
Total tax adjustments	(2)	(6)	(9)	(12)	(21)
Adjusted net income - shareholders of the Company	124	136	344	380	484
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,291,403	1,290,371	1,291,428	1,290,094	1,290,039
Diluted adjusted earnings per share (in dollars) (2)	0.10	0.11	0.27	0.29	0.38

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share are calculated as follows: dividing the adjusted net income attributable to the shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

6 ICL Group Limited Q3 2025 Results

Recent Developments

Impact of new US tariffs

We are actively monitoring existing and potential tariffs that are or may be imposed by the US and other countries, and we are evaluating their potential impact on our business and financial condition. While we do not believe that the tariffs will have a material adverse effect upon our results of operations, financial condition, or liquidity based on the current status of tariffs, their actual impact remains uncertain and will depend on several factors. These include the effective date and duration of such tariffs, any future changes in their scope or magnitude, potential countermeasures that the target countries may take and any mitigating actions that may become available.

Security situation in Israel

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the southern region of the country, which subsequently escalated to other areas. On October 9, 2025, Israel signed a ceasefire agreement. The security situation over the past two years has created several challenges, including disruptions to supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, ongoing regional tensions – including Houthis threats to commercial vessels – continue to disrupt shipping routes and commercial shipping arrangements, leading to increased shipping costs.

We continue to take measures to ensure the safety of our employees and business partners, as well as the communities in which we operate. We have also implemented supportive measures to accommodate those of our employees who are called for reserve duty, aiming to minimize any potential impact on our business, and to avoid disruptions to production activities at our facilities in Israel.

We continuously monitor developments and will take all necessary actions to minimize any negative consequences to our operations and assets. As of the reporting date, the security situation has not had a material impact on our business results. However, its future effects remain uncertain due to the unpredictable nature and duration of the conflict.

7 ICL Group Limited Q3 2025 Results

Consolidated Results Analysis

Results analysis for the period July – September 2025

	Sales	Expenses	Operating income
	$ millions
Q3 2024 figures	1,753	(1,539)	214
Total adjustments Q3 2024*	-	29	29
Adjusted Q3 2024 figures	1,753	(1,510)	243
Quantity	(62)	45	(17)
Price	127	-	127
Exchange rates	35	(55)	(20)
Raw materials	-	(65)	(65)
Energy	-	2	2
Transportation	-	5	5
Operating and other expenses	-	(34)	(34)
Adjusted Q3 2025 figures	1,853	(1,612)	241
Total adjustments Q3 2025*	-	(11)	(11)
Q3 2025 figures	1,853	(1,623)	230

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-
Quantity – The negative impact on operating income was primarily due to lower sales volumes of specialty agriculture products, bromine-based flame retardants and elemental bromine. This was partially offset by higher sales volumes of magnesium and MAP used as raw materials for energy storage solutions.

-
Price – The positive impact on operating income was primarily related to a year-over-year increase of $56 in the potash price (CIF) per tonne, as well as higher selling prices of phosphate fertilizers, specialty agriculture products, bromine- and phosphorus-based flame retardants and elemental bromine. This was partially offset by lower selling prices of food specialties.

-
Exchange rates – The unfavorable impact on operating income was mainly driven by higher operational costs due to the appreciation of the average exchange rate of the euro and the Israeli shekel against the US dollar, which outweighed the positive impact on sales mainly from the euro's appreciation against the US dollar.

-
Raw materials – The negative impact on operating income was primarily due to higher costs of sulphur and commodity fertilizers, partially offset by lower costs of ammonia and raw materials used in the production of industrial solutions products.

-	Transportation – The positive impact on operating income was primarily due to reduced marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

8 ICL Group Limited Q3 2025 Results

Financing expenses, net

Net financing expenses in the third quarter of 2025 totaled $44 million, compared to $39 million in the corresponding quarter last year, reflecting an increase of $5 million. The change was mainly driven by an $11 million increase in expenses from net exchange rate differences and hedging transactions, partially offset by a $3 million decrease in net interest expenses.

Tax expenses

In the third quarter of 2025, the Company’s reported tax expenses totaled $57 million compared to $49 million in the corresponding quarter of last year, reflecting an effective tax rate of 31% and 28%, respectively. The increase was mainly driven by the appreciation of the average exchange rate of the Israeli shekel against the US dollar.

9 ICL Group Limited Q3 2025 Results

Results analysis for the period January – September 2025

	Sales	Expenses	Operating income
	$ millions
YTD 2024 figures	5,240	(4,612)	628
Total adjustments YTD 2024*	-	55	55
Adjusted YTD 2024 figures	5,240	(4,557)	683
Quantity	(7)	(6)	(13)
Price	200	-	200
Exchange rates	19	(41)	(22)
Raw materials	-	(90)	(90)
Energy	-	1	1
Transportation	-	31	31
Operating and other expenses	-	(140)	(140)
Adjusted YTD 2025 figures	5,452	(4,802)	650
Total adjustments YTD 2025*	-	(54)	(54)
YTD 2025 figures	5,452	(4,856)	596

* See "Adjustments to reported operating and net income (non-GAAP)" above.

-
Quantity – The negative impact on operating income was primarily due to lower sales volumes of bromine-based flame retardants, elemental bromine, potash and FertilizerpluS products. This was partially offset by higher sales volumes of phosphate fertilizers, food specialties, white phosphoric acid (WPA), industrial salts, as well as phosphorus-based flame retardants and specialty agriculture products.

-
Price – The positive impact on operating income was primarily related to a year-over-year increase of $24 in the potash price (CIF) per tonne, higher selling prices of phosphate fertilizers, specialty agriculture products, FertilizerpluS products, bromine- and phosphorus-based flame retardants, as well as specialty minerals products and elemental bromine. This was partially offset by lower selling prices of WPA, food specialties and industrial salts.

-
Exchange rates – The unfavorable impact on operating income was mainly driven by higher operational costs due to the appreciation of the average exchange rate of the Israeli shekel and the euro against the US dollar, which outweighed the positive impact on sales from the euro's appreciation, partially offset by the Brazilian real's depreciation.

-
Raw materials – The negative impact on operating income was primarily due to higher costs of sulphur, commodity fertilizers, molybdenum and nitrogen. This impact was partially offset by lower costs of raw materials used in the production of industrial solutions products and ammonia.

-	Transportation – The positive impact on operating income was due to reduced marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

10 ICL Group Limited Q3 2025 Results

Financing expenses, net

Net financing expenses for the nine-month period ended September 30, 2025, totaled $94 million, compared to $107 million in the corresponding period last year, reflecting a $13 million decrease. The change was mainly driven by an $8 million decrease in net interest expenses, as well as a $3 million reduction in expenses from net exchange rate differences and hedging transactions.

Tax expenses

For the nine-month period ended September 30, 2025, the Company's reported tax expenses totaled $159 million compared to $139 million in the corresponding period of last year, reflecting an effective tax rate of 32% and 27%, respectively. The Company's adjusted tax expenses totaled $168 million compared to $151 million in the corresponding period of last year, reflecting an effective tax rate of 30% and 26%, respectively. The increase was mainly driven by the appreciation of the average exchange rate of the Israeli shekel against the US dollar.

11 ICL Group Limited Q3 2025 Results

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces several grades of salts, magnesium chloride, magnesia-based products, phosphorus-based products and functional fluids.

Results of operations and key indicators

	7-9/2025	7-9/2024	1-9/2025	1-9/2024	1-12/2024
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	295	309	958	959	1,239
Sales to external customers	291	305	944	945	1,220
Sales to internal customers	4	4	14	14	19
Segment Operating Income	52	50	168	169	224
Depreciation and amortization	15	15	44	42	57
Segment EBITDA	67	65	212	211	281
Capital expenditures	19	21	53	56	94

Highlights and business environment

•	Elemental bromine: Sales declined year-over-year mainly due to continued soft demand in the bromine-based flame retardants market, partially offset by higher prices.

•	Clear brine fluids: Sales remained stable year-over-year, as slower consumption in North America was fully offset by higher sales volumes in Europe.

•
Flame retardants: Sales of bromine-based products decreased year-over-year, with higher prices unable to offset lower volumes driven by continued weak demand, particularly in the construction sector. Sales of Phosphorus-based products increased year-over-year, supported by both higher volumes and prices following the imposition of duties on Chinese imports of tris (2-chloro-1-methylethyl) phosphate (TCPP) mainly in the US.

•
Specialty minerals: Sales increased year-over-year due to improved pricing, as well as stronger demand from the pharma, food and de-icing end markets. This was partially offset by lower sales volumes in certain industrial applications.

12 ICL Group Limited Q3 2025 Results

Results analysis for the period July – September 2025

	Sales	Expenses	Operating income
	$ millions
Q3 2024 figures	309	(259)	50
Quantity	(43)	32	(11)
Price	25	-	25
Exchange rates	4	(8)	(4)
Raw materials	-	4	4
Transportation	-	2	2
Operating and other expenses	-	(14)	(14)
Q3 2025 figures	295	(243)	52

-	Quantity – The negative impact on operating income was primarily due to lower sales volumes of bromine-based flame retardants and elemental bromine.

-	Price – The positive impact on operating income was primarily related to higher selling prices of bromine- and phosphorus-based flame retardants, as well as elemental bromine and specialty minerals.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational expenses.

13 ICL Group Limited Q3 2025 Results

Results analysis for the period January – September 2025

	Sales	Expenses	Operating income
	$ millions
YTD 2024 figures	959	(790)	169
Quantity	(45)	32	(13)
Price	39	-	39
Exchange rates	5	(10)	(5)
Raw materials	-	10	10
Energy	-	(1)	(1)
Transportation	-	(3)	(3)
Operating and other expenses	-	(28)	(28)
YTD 2025 figures	958	(790)	168

-
Quantity – The negative impact on operating income was primarily due to lower sales volumes of bromine-based flame retardants, elemental bromine and phosphorus-based industrial solutions. This was partially offset by higher sales volumes of phosphorus-based flame retardants and clear brine fluids.

-	Price – The positive impact on operating income was primarily related to higher selling prices of bromine- and phosphorus-based flame retardants, specialty minerals and elemental bromine.

-
Exchange rates – The unfavorable impact on operating income was mainly due to higher operational costs resulting from the appreciation of the average exchange rate of the Israeli shekel against the US dollar, which outweighed the positive impact on sales mainly from the euro's appreciation against the US dollar.

-	Raw materials – The positive impact on operating income was mainly due to decreased costs of Bisphenol A (BPA).

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational expenses.

14 ICL Group Limited Q3 2025 Results

Potash

The Potash segment produces and sells mainly potash, salts, magnesium and electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea at Sodom and in Spain using conventional mining from an underground mine. The segment also produces and sells pure magnesium, magnesium alloys and chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom, which supplies electricity and steam to ICL facilities in Israel with any surplus electricity sold to external customers.

Results of operations and key indicators

	7-9/2025	7-9/2024	1-9/2025	1-9/2024	1-12/2024
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	453	389	1,241	1,234	1,656
Potash sales to external customers	336	292	938	922	1,237
Potash sales to internal customers	27	17	62	65	95
Other and eliminations (1)	90	80	241	247	324
Gross Profit	190	162	459	488	650
Segment Operating Income	104	59	212	181	250
Depreciation and amortization	65	61	190	181	242
Segment EBITDA	169	120	402	362	492
Capital expenditures	90	87	243	216	332
Potash price - CIF ($ per tonne)	353	297	328	304	299

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine and sales of surplus electricity produced by ICL’s power plant at the Dead Sea in Israel.

Highlights and business environment

•	ICL's potash price (CIF) per tonne was $353 in the third quarter, reflecting a 6% increase compared to the second quarter and a 19% increase year-over-year.

•	The Grain Price Index declined by 7.7% in the third quarter, driven by quarter-over quarter decreases in corn (9.5%), wheat (8.7%), rice (8.1%), and soy (3.1%) prices.

•
The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in September 2025, showed a continued decrease in the expected ratio of global inventories of grains to consumption to 26% for the 2025/26 agriculture year, compared to 27% for the 2024/25 agriculture year and 28% for the 2023/24 agriculture year.

15 ICL Group Limited Q3 2025 Results

Additional segment information

Global potash market - average prices and imports:

Average prices		7-9/2025	7-9/2024	VS Q3 2024	4-6/2025	VS Q2 2025
Granular potash – Brazil	CFR spot ($ per tonne)	360	300	20.0%	357	0.8%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	365	340	7.4%	354	3.1%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	370	283	30.7%	343	7.9%
Potash imports
To Brazil	million tonnes	4.0	3.9	2.6%	4.1	(2.4)%
To China	million tonnes	2.4	2.8	(14.3)%	2.8	(14.3)%
To India	million tonnes	0.9	0.6	50.0%	0.3	200.0%

Sources: CRU (Fertilizer Week Historical Price, October 2, 2025), SIACESP (Brazil), United Port Services (Brazil), FAI (India), Chinese customs data, Global Trade Tracker (GTT)).

Potash – Production and Sales

Thousands of tonnes	7-9/2025	7-9/2024	1-9/2025	1-9/2024	1-12/2024
Production	1,136	1,085	3,155	3,324	4,502
Total sales (including internal sales)	1,046	1,060	3,121	3,297	4,556
Closing inventory	264	310	264	310	229

Third quarter 2025

-	Production – Production increased by 51 thousand tonnes year-over-year, mainly due to operational improvements at the Dead Sea plant.

-	Sales – The quantity of potash sold was stable year-over-year.

1-9/2025

-	Production – Production decreased by 169 thousand tonnes year-over-year, mainly due to operational challenges and war-related issues.

-
Sales – The quantity of potash sold decreased by 177 thousand tonnes year-over-year, mainly due to lower production in the first half of the year, which led to reduced sales volumes, particularly in China, the US and Brazil.

16 ICL Group Limited Q3 2025 Results

Results analysis for the period July – September 2025

	Sales	Expenses	Operating income
	$ millions
Q3 2024 figures	389	(330)	59
Quantity	8	(8)	-
Price	51	-	51
Exchange rates	5	(14)	(9)
Energy	-	1	1
Transportation	-	4	4
Operating and other expenses	-	(2)	(2)
Q3 2025 figures	453	(349)	104

-
Quantity – Despite the increase in sales volumes, there was no impact on operating income, mainly due to a change in the product mix. This shift in the mix offset the profitability contribution relative to the increased sales volumes.

-	Price – The positive impact on operating income was primarily driven by a $56 year-over-year increase in the potash price (CIF) per tonne.

-
Exchange rates – The unfavorable impact on operating income was mainly due to the appreciation of the average exchange rate of the Israeli shekel against the US dollar, partially offset by the appreciation of the average exchange rate of the euro against the US dollar.

17 ICL Group Limited Q3 2025 Results

Results analysis for the period January – September 2025

	Sales	Expenses	Operating income
	$ millions
YTD 2024 figures	1,234	(1,053)	181
Quantity	(49)	37	(12)
Price	47	-	47
Exchange rates	9	(18)	(9)
Raw materials	-	1	1
Energy	-	(3)	(3)
Transportation	-	25	25
Operating and other expenses	-	(18)	(18)
YTD 2025 figures	1,241	(1,029)	212

-	Quantity – The negative impact on operating income was primarily due to lower potash sales volumes in China, the US and Brazil, partially offset by higher potash sales volumes mainly in Europe.

-	Price – The positive impact on operating income was primarily driven by a $24 year-over-year increase in the potash price (CIF) per tonne, partially offset by lower prices of other products.

-
Exchange rates – The unfavorable impact on operating income was mainly due to a negative impact on operational costs resulting from the appreciation of the average exchange rate of Israeli shekel and the euro against the US dollar, which outweighed the positive impact of the euro's appreciation against the US dollar on sales.

-	Transportation – The positive impact on operating income was primarily due to reduced inland and marine transportation costs, primarily to Brazil and India.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

18 ICL Group Limited Q3 2025 Results

Phosphate Solutions

The Phosphate Solutions segment operates ICL’s phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Results of operations and key indicators

	7-9/2025 (1)	7-9/2024	1-9/2025	1-9/2024	1-12/2024
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	605	577	1,815	1,708	2,215
Sales to external customers	560	529	1,685	1,574	2,049
Sales to internal customers	45	48	130	134	166
Segment Operating Income	85	100	266	277	358
Depreciation and amortization	49	40	141	140	191
Segment EBITDA	134	140	407	417	549
Capital expenditures	87	70	242	193	340

(1)
For Q3 2025, Phosphate Specialties accounted for $348 million of segment sales, $38 million of operating income, $13 million of D&A and $51 million of EBITDA, while Phosphate Commodities accounted for $257 million of segment sales, $47 million of operating income, $36 million of D&A and represented $83 million of EBITDA.

Highlights and business environment

•
Phosphate fertilizer prices strengthened further through the third quarter of 2025, with key benchmarks rising by 10% quarter-over-quarter and 30% year-over-year on average. Although Chinese DAP/MAP exports surged in July and August, volumes were neither timely nor sufficient to meet the scale of restocking demand. In the Western Hemisphere, US prices remained supported by tariffs, while prices in Brazil were stable to slightly lower, reflecting limited affordability and tighter credit conditions.

•	Developments in key markets are described below:

-
In China, trade restrictions remained the key driver of tight global DAP/MAP availability and firmer pricing throughout 2025. Although export volumes increased significantly once the government issued new quotas, cumulative DAP/MAP shipments as of August, 2025, were approximately one million mt lower year-over-year, and nearly two million mt below the five-year average. This provided strong support for higher prices during the third quarter, with DAP FOB China ending September at $773/mt, $28 higher than at the end of June, and $153 higher year-over-year.

-
In the US, volatility continued to dominate during the quarter. Despite excellent crop growing conditions in the Midwest, grain prices remained subdued due to uncertainty over US farmers’ access to international markets amid rising trade tensions. This pressure was further intensified by newly implemented tariffs, which compounded the impact of existing countervailing duties (CVDs), driving fertilizers prices higher. DAP FOB NOLA ended the quarter at $865/mt representing a 9% increase compared to the previous quarter.

19 ICL Group Limited Q3 2025 Results

-
In Brazil, phosphate prices softened throughout the quarter. After reaching a peak of $760/mt in early July, MAP prices declined to $715/mt by the end of the quarter. A similar trend was observed in Single Super Phosphate (SSP), which declined by $35 during the quarter, while TSP pricing slightly increased, finishing the quarter at $605/mt. The weakness reflected a deterioration in both demand and supply fundamentals. Primarily, initial optimism that Brazil would benefit from US-China trade tensions faded, as soybean prices lagged and credit conditions tightened. Furthermore, import volumes remained firm, resulting in a rapid build-up of local inventories among MAP and superphosphate products.

•	Indian phosphoric acid prices are negotiated quarterly. The price for the fourth quarter was agreed at $1,290/mt P2O5, an increase of $32 compared to the third quarter of 2025.

•
Sulphur FOB Middle East ended the third quarter at $327/mt, $57/mt higher quarter-over-quarter. The trend was driven by firm demand from the metals sector in Southeast Asia and the phosphate sector in China, as well as tight availability from Russia, Turkmenistan and Iran.

•
Sales of food grade white phosphoric acid (WPA FG) decreased year-over-year, attributable to a shift in volumes in China towards products used in batteries, in line with the Company’s initiative to expand this business.

•	Sales of industrial salts increased slightly year-over-year with higher volumes in North America.

•	Sales of food specialties increased compared to the previous year, reflecting growing volumes in North America and Asia-Pacific.

•	Sales of battery materials in China increased year-over-year, driven by higher volumes at increased prices.

As part of the Company's comprehensive strategic review of its operations, and its efforts to focus its activities on strategic growth drivers and to optimize its core businesses, on November 11, 2025, the Company decided to discontinue its operations in the US related to the establishment of a lithium iron phosphate (“LFP”) cathode active material production facility. In addition, in a joint decision with Shenzhen Dynanonic, the Company also decided to terminate the joint venture agreement for the establishment of an LFP cathode active material production facility in Spain. The Company notes that it will continue to develop its existing activities related to the supply of raw materials to the battery materials market. For further information, see Note 7 to the Company's Interim Financial Statements.

Additional segment information

Global phosphate commodities market - average prices ($ per tonne):

		7-9/2025	7-9/2024	VS Q3 2024	4-6/2025	VS Q2 2025
DAP	CFR India Bulk Spot	807	598	35%	723	12%
TSP	CFR Brazil Bulk Spot	603	513	18%	564	7%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	303	305	(1)%	312	(3)%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	271	106	156%	286	(5)%

Source: CRU (Fertilizer Week Historical Prices, October 2025).

20 ICL Group Limited Q3 2025 Results

Results analysis for the period July – September 2025

	Sales	Expenses	Operating income
	$ millions
Q3 2024 figures	577	(477)	100
Quantity	(11)	15	4
Price	33	-	33
Exchange rates	6	(9)	(3)
Raw materials	-	(46)	(46)
Transportation	-	1	1
Operating and other expenses	-	(4)	(4)
Q3 2025 figures	605	(520)	85

-
Quantity – The positive impact on operating income was due to higher sales volumes of MAP used as a raw material for energy storage solutions and food specialties. This was partially offset by lower sales volumes of phosphate fertilizers.

-
Price – The positive impact on operating income primarily related to higher selling prices of phosphate fertilizers and MAP used as a raw material for energy storage solutions. This was partially offset by lower selling prices of food specialties and WPA.

-	Raw materials – The negative impact on operating income was due to higher costs of sulphur, partially offset by lower costs of ammonia.

21 ICL Group Limited Q3 2025 Results

Results analysis for the period January – September 2025

	Sales	Expenses	Operating income
	$ millions
YTD 2024 figures	1,708	(1,431)	277
Quantity	48	(22)	26
Price	50	-	50
Exchange rates	9	(8)	1
Raw materials	-	(60)	(60)
Energy	-	(2)	(2)
Transportation	-	10	10
Operating and other expenses	-	(36)	(36)
YTD 2025 figures	1,815	(1,549)	266

-
Quantity – The positive impact on operating income was due to higher sales volumes of phosphate fertilizers, food specialties, WPA, industrial salts and MAP used as a raw material for energy storage solutions.

-
Price – The positive impact on operating income was primarily related to higher selling prices of phosphate fertilizers and MAP used as a raw material for energy storage solutions. This was partially offset by lower selling prices of food specialties, WPA and industrial salts.

-
Exchange rate – The favorable impact on operating income was mainly due to a positive impact on sales resulting mainly from the appreciation of the average exchange rate of the euro against the US dollar, which exceeded its negative impact on operational costs.

-	Raw materials – The negative impact on operating income was primarily due to higher costs of sulphur, partially offset by lower costs of ammonia.

-	Transportation – The positive impact on operating income was due to reduced marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational expenses.

22 ICL Group Limited Q3 2025 Results

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition by enhancing its position in its core markets of agriculture, ornamental horticulture, turf and landscaping, and by targeting high-growth markets such as Brazil, India, and China. The segment leverages its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. The segment continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers, straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, biostimulants, soil conditioners, seed treatment products and adjuvants.

Results of operations and key indicators

	7-9/2025	7-9/2024	1-9/2025	1-9/2024	1-12/2024
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	561	538	1,596	1,511	1,950
Sales to external customers	558	534	1,583	1,497	1,932
Sales to internal customers	3	4	13	14	18
Segment Operating Income	31	49	94	97	128
Depreciation and amortization	19	15	59	54	74
Segment EBITDA	50	64	153	151	202
Capital expenditures	19	20	54	54	98

Highlights and business environment

•
Specialty Agriculture (SA): Sales experienced a modest year-over-year increase, primarily driven by stronger pricing for micronutrients and CRF in Brazil. The increase was further supported by higher volumes in the US and India, as well as favorable exchange rate fluctuations of the Brazilian real and the euro. This increase was partially offset by lower volumes, mainly in Brazil.

•
Turf and Ornamental (T&O): Sales slightly increased year-over-year, as higher prices of CRF for Ornamental Horticulture in the US, and favorable exchange rate fluctuations of the euro, offset lower volumes, mainly in Europe.

•
FertilizerpluS: Sales increased year-over-year driven by higher prices – mainly in Europe for PK Plus and Potash Plus – as well as increased sales volumes, mainly in India and the US, supported by favorable euro exchange rate fluctuations.

23 ICL Group Limited Q3 2025 Results

Results analysis for the period July – September 2025

	Sales	Expenses	Operating income
	$ millions
Q3 2024 figures	538	(489)	49
Quantity	(26)	16	(10)
Price	32	-	32
Exchange rates	17	(16)	1
Raw materials	-	(37)	(37)
Energy	-	1	1
Transportation	-	(2)	(2)
Operating and other expenses	-	(3)	(3)
Q3 2025 figures	561	(530)	31

-
Quantity – The negative impact on operating income was primarily related to lower sales volumes of specialty agriculture and turf and ornamental products, partially offset by higher sales volumes of FertilizerpluS products.

-	Price – The positive impact on operating income was due to higher selling prices of specialty agriculture and FertilizerpluS products, as well as turf and ornamental products.

-
Exchange rate – The favorable impact on operating income was mainly due to a positive impact on sales resulting mainly from the appreciation of the average exchange rate of the euro and the Brazilian real against the US dollar, which exceeded their negative impact on operational costs.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers, sulphur and nitrogen.

24 ICL Group Limited Q3 2025 Results

Results analysis for the period January – September 2025

	Sales	Expenses	Operating income
	$ millions
YTD 2024 figures	1,511	(1,414)	97
Quantity	10	(11)	(1)
Price	82	-	82
Exchange rates	(7)	6	(1)
Raw materials	-	(65)	(65)
Energy	-	7	7
Transportation	-	(1)	(1)
Operating and other expenses	-	(24)	(24)
YTD 2025 figures	1,596	(1,502)	94

-
Quantity – The negative impact on operating income was primarily related to lower sales volumes of FertilizerpluS and turf and ornamental products, partially offset by higher sales volumes of specialty agriculture products.

-	Price – The positive impact on operating income was due to higher selling prices of specialty agriculture and FertilizerpluS products, as well as turf and ornamental products.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers, sulphur, Molybdenum and nitrogen.

-	Energy – The positive impact on operating income was primarily due to decreased electricity and gas prices.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

25 ICL Group Limited Q3 2025 Results

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the third quarter, cash flow provided by operating activities totaled $308 million, compared to $408 million in the corresponding quarter last year. This decrease was mainly due to changes in working capital, partially offset by derivatives received.

Net cash used in investing activities

In the third quarter, net cash used in investing activities totaled $178 million, compared to $204 million in the corresponding quarter last year. This decrease was mainly driven by lower payments for business acquisitions, partially offset by higher payments for property, plant and equipment.

Net cash used in financing activities

In the third quarter, net cash used in financing activities totaled $353 million, compared to $107 million in the corresponding quarter last year. This increase was mainly due to net debt repayments and dividend paid to the non-controlling interests.

Liquidity and Capital Resources

As of September 30, 2025, the Company’s cash, cash equivalents, short-term investments and deposits totaled $476 million compared to $442 million as of December 31, 2024. In addition, the Company maintained approximately $1.1 billion of unutilized credit facilities, as of September 30, 2025.

Outstanding net debt

As of September 30, 2025, ICL’s net financial liabilities amounted to $2,205 million, an increase of $354 million compared to December 31, 2024.

Credit facilities

Sustainability-linked Revolving Credit Facility (RCF)

In April 2023, the Company entered into a $1,550 million Sustainability-Linked Revolving Credit Facility Agreement between its subsidiary ICL Finance B.V., as borrower, and a consortium of twelve international banks. In April 2024, all the banks agreed to extend the RCF agreement for an additional year until April 2029. In April 2025, eleven of the participating banks agreed to extend the RCF agreement for an additional year until April 2030. As a result, effective April 2029, the credit facility amount will be $1,400 million. As of September 30, 2025, the company utilized about $497 million out of $1,550 million credit facility framework.

Securitization

In September 2025, the Company extended the securitization agreement by three months until December 2025. The Company is working to renew the securitization agreement for an additional five-year period, which is expected to take effect no later than the end of the extension period. The securitization extension agreement serves as an appendix to the securitization program agreement signed in September 2020 and maintains the same credit framework and terms.

The total amount of the Company's committed securitization facility framework is $300 million, with an additional $100 million uncommitted. As of September 30, 2025, ICL had utilized approximately $280 million of the facility’s framework.

26 ICL Group Limited Q3 2025 Results

Ratings and financial covenants

Fitch Ratings

In May 2025, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Rating

In July 2025, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-' with a stable rating outlook. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Financial covenants

As of September 30, 2025, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

Critical Accounting Estimates

In the nine and three-month periods ended September 30, 2025, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024.

Board of Directors and Senior Management Updates

On April 1, 2025, Mr. Nir Ilani was appointed as President of the Growing Solutions Division, effective as of June 1, 2025, replacing Mr. Eli Amon, who acted as Acting President of the Growing Solutions Division during the interim period. Mr. Nir Ilani is considered an office holder of the Company as of that date.

On May 1, 2025, Mr. Nadav Turner, who served for the past five years as chief executive officer of our YPH joint venture in China, assumed the role of President of the Phosphate Solutions Division, replacing Mr. Phil Brown, who retired from the Company. The Battery Materials Business, which was previously under Mr. Brown's responsibility, remains part of the Phosphate Solutions Division. Mr. Turner is considered an office holder of the Company as of that date.

In addition, on April 1, 2025, Mr. Ilan Barkai, who served during the past four years as SVP of ICL Phosphate Israel Operations & ESH, was appointed President of the Potash & Global ESH Division, effective May 1, 2025, replacing Mr. Meir.

Mr. Barkai is considered an office holder of the Company as of that date.

On May 18, 2025, the Board resolved to establish a new committee focused on regulatory matters. As part of its mandate, the committee will oversee, among other things, the Company’s preparedness for significant regulatory changes expected in the coming years, including preparations related to the expiration of the Dead Sea concession and the processes for allocating a new concession in 2030. The committee serves as an advisory body to the Board and does not hold decision-making authority. The Committee is currently composed of the following four members: Shalom Shlomo (Chair), Tzipi Ozer-Armon, Dr. Miriam Haran, and Reem Aminoach. The committee will convene quarterly or as needed.

On September 4, 2025, at the Company’s 2025 Annual General Meeting of Shareholders (the "AGM"), the shareholders approved the following resolutions: (a) re-election of each of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo to serve as directors of the Company, effective as of the date of the AGM, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal; (b) reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company; and (c) present and discuss the Company’s audited financial statements for the year ended December 31, 2024.

On December 31, 2025, Mr. Noam Goldstein will cease to serve as the Company’s Executive Vice President, Chief Risk Officer.

On April 30, 2026, Ms. Miri Mishor will cease to serve as the Company’s Executive Vice President, Global Information Technology.

27 ICL Group Limited Q3 2025 Results

Risk Factors

In the nine and three-month periods ended September 30, 2025, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2024.

Legal Proceedings

For further information regarding legal proceedings and other contingencies, see Note 7 to the Company's Interim Financial Statements.

Forward-looking Statements

This report contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others. We are relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

Forward‑looking statements appear in a number of places in this report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes in exchange rates or prices compared to those we are currently experiencing; the effects of the ongoing security situation in Israel, including the nature and duration of related conflicts; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate, including tariffs and trade policies; price increases or shortages with respect to our principal raw materials; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; disruptions from pandemics that may impact our sales, operations, supply chain and customers; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current security tension in Israel and any resulting disruptions to our supply and production chains; filing of class actions and derivative actions against us, its executives and Board members; exposure to risks relating to our current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the US Securities and Exchange Commission (the “SEC”) on March 13, 2025 (the “Annual Report”).

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

This report for the third quarter of 2025 (the “Quarterly Report”) should be read in conjunction with the Annual Report of 2024 as of and for the year ended December 31, 2024 published by us on Form 20-F and the published reports for the first and second quarters of 2025 (the "prior quarterly reports"), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the US SEC.

28 ICL Group Limited Q3 2025 Results

Consolidated Financial Statements (Unaudited)

As of September 30, 2025

(in millions of US Dollars)

ICL Group Ltd

Condensed Consolidated Statements of Financial Position as of (Unaudited)

	September 30, 2025	September 30, 2024	December 31, 2024
	$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	356	393	327
Short-term investments and deposits	120	110	115
Trade receivables	1,416	1,393	1,260
Inventories	1,778	1,591	1,626
Prepaid expenses and other receivables	377	337	258
Total current assets	4,047	3,824	3,586

Non-current assets
Deferred tax assets	165	149	143
Property, plant and equipment	6,762	6,414	6,462
Intangible assets	962	916	869
Other non-current assets	326	255	261
Total non-current assets	8,215	7,734	7,735

Total assets	12,262	11,558	11,321

Current liabilities
Short-term debt	787	606	384
Trade payables	1,016	921	1,002
Provisions	54	49	63
Other payables	964	874	879
Total current liabilities	2,821	2,450	2,328

Non-current liabilities
Long-term debt and debentures	1,894	1,845	1,909
Deferred tax liabilities	509	495	481
Long-term employee liabilities	367	339	331
Long-term provisions and accruals	246	223	230
Other	44	71	55
Total non-current liabilities	3,060	2,973	3,006

Total liabilities	5,881	5,423	5,334

Equity
Total shareholders’ equity	6,134	5,873	5,724
Non-controlling interests	247	262	263
Total equity	6,381	6,135	5,987

Total liabilities and equity	12,262	11,558	11,321

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

30 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

	For the three-month period ended September 30		For the nine-month period ended September 30		For the year ended December 31
	2025	2024	2025	2024	2024
	$ millions	$ millions	$ millions	$ millions	$ millions
Sales	1,853	1,753	5,452	5,240	6,841
Cost of sales	1,249	1,157	3,734	3,519	4,585

Gross profit	604	596	1,718	1,721	2,256

Selling, transport and marketing expenses	286	280	828	833	1,114
General and administrative expenses	77	63	226	191	259
Research and development expenses	16	19	53	50	69
Other expenses	3	22	30	27	60
Other income	(8)	(2)	(15)	(8)	(21)

Operating income	230	214	596	628	775

Finance expenses	45	46	205	166	181
Finance income	(1)	(7)	(111)	(59)	(41)
Finance expenses, net	44	39	94	107	140

Share in earnings of equity-accounted investees	-	1	-	1	1

Income before taxes on income	186	176	502	522	636

Taxes on income	57	49	159	139	172

Net income	129	127	343	383	464

Net income attributable to the non-controlling interests	14	14	44	46	57

Net income attributable to the shareholders of the Company	115	113	299	337	407

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.09	0.09	0.23	0.26	0.32

Diluted earnings per share (in dollars)	0.09	0.09	0.23	0.26	0.32

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,290,669	1,290,171	1,290,550	1,289,869	1,289,968

Diluted (in thousands)	1,291,403	1,290,371	1,291,428	1,290,094	1,290,039

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

31 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the three-month period ended		For the nine-month period ended		For the year ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	December 31, 2024
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income	129	127	343	383	464

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	54	87	252	(55)	(247)
Change in fair value of cash flow hedges transferred to the statement of income	(20)	(3)	(54)	10	10
Effective portion of the change in fair value of cash flow hedges	16	(2)	64	(21)	(2)
Tax relating to items that will be reclassified subsequently to net income	1	2	(2)	3	(2)
	51	84	260	(63)	(241)

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains from defined benefit plans	8	1	10	14	33
Tax relating to items that will not be reclassified to net income	(1)	-	(2)	(3)	(8)
	7	1	8	11	25

Total comprehensive income	187	212	611	331	248

Comprehensive income attributable to the non-controlling interests	15	24	48	50	51

Comprehensive income attributable to the shareholders of the Company	172	188	563	281	197

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

32 ICL Group Limited Quarterly Report

 Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the three-month period ended		For the nine-month period ended		For the year ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	December 31, 2024
	$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	129	127	343	383	464
Adjustments for:
Depreciation and amortization	157	140	458	439	596
Fixed assets impairment	-	7	-	7	14
Exchange rate, interest and derivative, net	72	9	32	105	152
Tax expenses	57	49	159	139	172
Change in provisions	(7)	-	(5)	(53)	(50)
Other	3	2	14	6	13
	282	207	658	643	897

Change in inventories	(87)	(14)	(65)	95	(7)
Change in trade receivables	27	73	(56)	(42)	26
Change in trade payables	(69)	46	(10)	17	104
Change in other receivables	(4)	(31)	(23)	(27)	39
Change in other payables	71	22	9	4	43
Net change in operating assets and liabilities	(62)	96	(145)	47	205

Income taxes paid, net of refund	(41)	(22)	(114)	(57)	(98)

Net cash provided by operating activities	308	408	742	1,016	1,468

Cash flows from investing activities
Proceeds (payments) from deposits, net	(1)	-	(4)	61	56
Purchases of property, plant and equipment and intangible assets	(180)	(159)	(572)	(446)	(713)
Proceeds from divestiture of assets and businesses, net of transaction expenses	1	1	4	19	19
Proceeds (payments) from settlement of derivatives, net	6	-	(10)	-	-
Interest received	5	4	12	14	17
Business combinations	(9)	(50)	(12)	(72)	(74)
Other	-	-	-	-	1
Net cash used in investing activities	(178)	(204)	(582)	(424)	(694)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(55)	(63)	(162)	(183)	(251)
Receipts of long-term debt	470	273	1,514	611	889
Repayments of long-term debt	(881)	(307)	(1,416)	(919)	(1,302)
Receipts (repayments) of short-term debt, net	151	8	54	7	(1)
Interest paid	(16)	(16)	(74)	(79)	(122)
Receipts (payments) from transactions in derivatives	-	(2)	(2)	1	(2)
Dividend paid to the non-controlling interests	(22)	-	(64)	(57)	(57)
Net cash used in financing activities	(353)	(107)	(150)	(619)	(846)

Net change in cash and cash equivalents	(223)	97	10	(27)	(72)
Cash and cash equivalents as of the beginning of the period	582	287	327	420	420
Net effect of currency translation on cash and cash equivalents	(3)	9	19	-	(21)
Cash and cash equivalents as of the end of the period	356	393	356	393	327

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

33 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited)

	Attributable to the shareholders of the Company							Non-controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the three-month period ended September 30, 2025

Balance as of July 1, 2025	549	240	(531)	174	(260)	5,842	6,014	254	6,268

Share-based compensation	-	-	-	3	-	-	3	-	3
Dividends	-	-	-	-	-	(55)	(55)	(22)	(77)
Comprehensive income	-	-	53	(3)	-	122	172	15	187
Balance as of September 30, 2025	549	240	(478)	174	(260)	5,909	6,134	247	6,381

	Attributable to the shareholders of the Company							Non-controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the three-month period ended September 30, 2024

Balance as of July 1, 2024	549	237	(621)	144	(260)	5,697	5,746	238	5,984

Share-based compensation	-	1	-	1	-	-	2	-	2
Dividends	-	-	-	-	-	(63)	(63)	-	(63)
Comprehensive income	-	-	77	(3)	-	114	188	24	212
Balance as of September 30, 2024	549	238	(544)	142	(260)	5,748	5,873	262	6,135

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

34 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

	Attributable to the shareholders of the Company							Non-controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the nine-month period ended September 30, 2025

Balance as of January 1, 2025	549	238	(726)	159	(260)	5,764	5,724	263	5,987

Share-based compensation	-	2	-	7	-	-	9	-	9
Dividends	-	-	-	-	-	(162)	(162)	(64)	(226)
Comprehensive income	-	-	248	8	-	307	563	48	611
Balance as of September 30, 2025	549	240	(478)	174	(260)	5,909	6,134	247	6,381

	Attributable to the shareholders of the Company							Non-controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the nine-month period ended September 30, 2024

Balance as of January 1, 2024	549	234	(485)	147	(260)	5,583	5,768	269	6,037

Share-based compensation	-	4	-	3	-	-	7	-	7
Dividends	-	-	-	-	-	(183)	(183)	(57)	(240)
Comprehensive income	-	-	(59)	(8)	-	348	281	50	331
Balance as of September 30, 2024	549	238	(544)	142	(260)	5,748	5,873	262	6,135

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

35 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

	Attributable to the shareholders of the Company							Non-controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the year ended December 31, 2024

Balance as of January 1, 2024	549	234	(485)	147	(260)	5,583	5,768	269	6,037

Share-based compensation	-	4	-	6	-	-	10	-	10
Dividends	-	-	-	-	-	(251)	(251)	(57)	(308)
Comprehensive income	-	-	(241)	6	-	432	197	51	248
Balance as of December 31, 2024	549	238	(726)	159	(260)	5,764	5,724	263	5,987

The accompanying notes are an integral part of these condensed consolidated financial statements.

36 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company incorporated and domiciled in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel's vital interests.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter ‑ the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

B.	Events during the reporting period

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the southern region of the country, which subsequently escalated to other areas. On October 9, 2025, Israel signed a ceasefire agreement. The security situation over the past two years has created several challenges, including disruptions to supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, ongoing regional tensions – including Houthis threats to commercial vessels – continue to disrupt shipping routes and commercial shipping arrangements, leading to increased shipping costs.

We continue to take measures to ensure the safety of our employees and business partners, as well as the communities in which we operate. We have also implemented supportive measures to accommodate those of our employees who are called for reserve duty, aiming to minimize any potential impact on our business, and to avoid disruptions to production activities at our facilities in Israel.

We continuously monitor developments and will take all necessary actions to minimize any negative consequences to our operations and assets. As of the reporting date, the security situation has not had a material impact on our business results. However, its future effects remain uncertain due to the unpredictable nature and duration of the conflict.

37 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2024 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion, include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

B.	Reclassifications

The Company made a number of insignificant reclassifications in comparative figures in order to adjust them to the manner of classification in the current financial statements. The said reclassifications have no effect on the total profit (loss).

C.	Amendments to standards and interpretations that have not yet been adopted

Amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures

The amendments provide clarifications relating to the date of recognition and derecognition of financial instruments. In accordance with the amendments, an exception is added regarding the timing of derecognizing financial liabilities settled by electronic cash transfers, as well as clarification relating to disclosure requirements for financial instruments with contingent features that are not directly related to changes in the basic risks/cost of the instrument.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption.

38 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for its own production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells primarily potash, salt, magnesium, as well as electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea in Israel, and in Spain from conventional mining of an underground mine. The segment also produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt products produced at its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (as well as surplus electricity to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, energy storage solutions, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy products, beverages and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business.

39 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses.

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel, Brazil, China, the US and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled release fertilizers in the Netherlands, Brazil and the US, FertilizerpluS products in the UK, the Netherlands and Germany, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Other business activities include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments as they do not meet the required quantitative thresholds.

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

The Segment profit is measured based on the operating income, without the allocation of certain expenses to the operating segments, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. This is the basis for analyzing segment results, since management believes that it is the most relevant measure for the assessment of such results.

40 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended September 30, 2025

Sales to external parties	291	399	560	558	45	-	1,853
Inter-segment sales	4	54	45	3	1	(107)	-
Total sales	295	453	605	561	46	(107)	1,853

Cost of sales	194	263	430	421	43	(102)	1,249
Segment operating income (loss)	52	104	85	31	(6)	(25)	241
Other expenses not allocated to the segments							(11)
Operating income							230

Financing expenses, net							(44)

Income before income taxes							186

Depreciation and amortization	15	65	49	19	4	5	157
Capital expenditures	19	90	87	19	3	4	222
Capital expenditures as part of business combination	-	-	-	20	-	-	20

41 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

	Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
	$ millions
For the three-month period ended September 30, 2024

Sales to external parties	305	341	529	534	44	-	1,753
Inter-segment sales	4	48	48	4	1	(105)	-
Total sales	309	389	577	538	45	(105)	1,753

Cost of sales	211	227	391	381	45	(98)	1,157
Segment operating income (loss)	50	59	100	49	(7)	(8)	243
Other expenses not allocated to the segments							(29)
Operating income							214

Financing expenses, net							(39)

Income before income taxes							176

Depreciation, amortization and impairment	15	61	40	15	3	13	147
Capital expenditures	21	87	70	20	2	7	207
Capital expenditures as part of business combination	-	-	-	53	-	-	53

42 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the nine-month period ended September 30, 2025

Sales to external parties	944	1,104	1,685	1,583	136	-	5,452
Inter-segment sales	14	137	130	13	2	(296)	-
Total sales	958	1,241	1,815	1,596	138	(296)	5,452

Cost of sales	636	782	1,287	1,183	125	(279)	3,734
Segment operating income (loss)	168	212	266	94	(11)	(79)	650
Other expenses not allocated to the segments							(54)
Operating income							596

Financing expenses, net							(94)

Income before income taxes							502

Depreciation and amortization	44	190	141	59	12	12	458
Capital expenditures	53	243	242	54	7	25	624
Capital expenditures as part of business combination	-	-	-	20	-	-	20

43 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

	Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
	$ millions
For the nine-month period ended September 30, 2024

Sales to external parties	945	1,089	1,574	1,497	135	-	5,240
Inter-segment sales	14	145	134	14	3	(310)	-
Total sales	959	1,234	1,708	1,511	138	(310)	5,240

Cost of sales	644	746	1,171	1,113	131	(286)	3,519
Segment operating income (loss)	169	181	277	97	(14)	(27)	683
Other expenses not allocated to the segments							(55)
Operating income							628

Financing expenses, net							(107)

Income before income taxes							522

Depreciation, amortization and impairment	42	181	140	54	11	18	446
Capital expenditures	56	216	193	54	5	18	542
Capital expenditures as part of business combination	-	-	-	88	-	-	88

44 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2024

Sales to external parties	1,220	1,462	2,049	1,932	178	-	6,841
Inter-segment sales	19	194	166	18	3	(400)	-
Total sales	1,239	1,656	2,215	1,950	181	(400)	6,841

Cost of sales	821	1,006	1,515	1,426	175	(358)	4,585
Segment operating income (loss)	224	250	358	128	(22)	(65)	873
Other expenses not allocated to the segments							(98)
Operating income							775

Financing expenses, net							(140)
Share in earnings of equity-accounted investees							1
Income before income taxes							636

Depreciation, amortization and impairment	57	242	191	74	15	31	610
Capital expenditures	94	332	340	98	8	30	902
Capital expenditures as part of business combination	-	-	-	92	-	-	92

45 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

	7-9/2025		7-9/2024		1-9/2025		1-9/2024		1-12/2024
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Brazil	388	21	384	22	1,010	19	952	18	1,228	18
USA	314	17	295	17	963	18	896	17	1,176	17
China	289	16	258	15	838	15	794	15	1,068	16
United Kingdom	83	4	78	4	282	5	259	5	317	5
Spain	81	4	75	4	249	5	228	4	301	4
Israel	81	4	73	4	227	4	216	4	285	4
France	71	4	61	3	204	4	208	4	256	4
Germany	69	4	76	4	228	4	250	5	315	5
India	62	3	63	4	159	3	133	3	197	3
Austria	37	2	34	2	113	2	100	2	132	2
All other	378	21	356	21	1,179	21	1,204	23	1,566	22
Total	1,853	100	1,753	100	5,452	100	5,240	100	6,841	100

46 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

	Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
	$ millions
For the three-month period ended September 30, 2025

Europe	92	128	128	202	36	(38)	548
Asia	98	102	181	63	4	(8)	440
South America	6	101	105	211	-	(2)	421
North America	85	62	146	42	-	-	335
Rest of the world	14	60	45	43	6	(59)	109
Total	295	453	605	561	46	(107)	1,853

	Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
	$ millions
For the three-month period ended September 30, 2024
Europe	93	99	148	174	32	(36)	510
Asia	118	78	150	58	8	(5)	407
South America	6	108	78	225	-	-	417
North America	78	46	155	35	1	(2)	313
Rest of the world	14	58	46	46	4	(62)	106
Total	309	389	577	538	45	(105)	1,753

47 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

	Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
	$ millions
For the nine-month period ended September 30, 2025

Europe	296	401	406	626	108	(100)	1,737
Asia	307	221	542	207	11	(22)	1,266
South America	16	314	294	482	-	(6)	1,100
North America	298	145	441	157	2	(3)	1,040
Rest of the world	41	160	132	124	17	(165)	309
Total	958	1,241	1,815	1,596	138	(296)	5,452

	Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
	$ millions
For the nine-month period ended September 30, 2024

Europe	306	364	436	591	96	(110)	1,683
Asia	337	233	453	195	26	(17)	1,227
South America	16	305	247	475	-	(3)	1,040
North America	252	157	432	121	2	(4)	960
Rest of the world	48	175	140	129	14	(176)	330
Total	959	1,234	1,708	1,511	138	(310)	5,240

48 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

	Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
	$ millions
For the year ended December 31, 2024

Europe	391	478	542	731	128	(147)	2,123
Asia	438	352	613	249	31	(19)	1,664
South America	21	402	307	627	-	(4)	1,353
North America	329	202	567	170	3	(4)	1,267
Rest of the world	60	222	186	173	19	(226)	434
Total	1,239	1,656	2,215	1,950	181	(400)	6,841

49 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 4 - Intangible Assets

A. Intangible assets with an indefinite useful life

Goodwill and intangible assets with an indefinite lifespan are not amortized on a systematic basis but, rather, are examined at least once a year for impairment. Goodwill is not monitored for internal reporting purposes and, accordingly, it is allocated to the Company’s operating segments. The impairment test of the carrying amount of goodwill is conducted accordingly.

For impairment testing purpose, the trademarks with indefinite useful life were allocated to the cash-generating units, which represent the lowest level within the Company.

The carrying amounts of intangible assets with an indefinite useful life are as follows:

	As of September, 30
	2025	2024
	$ millions	$ millions
Goodwill
Growing Solutions	321	345
Phosphate Solutions	98	96
Industrial Products	92	91
Potash	19	19
Other	29	29
	559	580
Trademarks	32	32
	591	612

B. Annual impairment test

The Company conducted its annual impairment test of goodwill and did not identify any impairment. The recoverable amount of the operating segments was determined based on their value in use, which is based on internal valuation of the discounted future cash flows generated from the continuing operations of the operating segments.

In connection with the Memorandum of Understandings signed with the Government of Israel and the agreed consideration for the concession assets, as detailed in Note 7(1), the Company evaluated a downside scenario as part of its impairment analysis for the relevant Israeli operations. This scenario assumes continued operations until the end of the current concession period (March 2030), at which point the Company is expected to receive the agreed consideration for the concession assets. Although the Company currently considers this scenario to be less likely, no impairment was identified under this scenario.

The future cash flow of each operating segment was based on the segment approved five-year plan, which includes segment estimations for revenues, operating income and other factors, such as working capital and capital expenditures. The segments' projections were based, among other things, on the assumed sales volume growth rates according to long-term expectations, internal selling prices and raw materials prices based on external data sources, when applicable and relevant.

The key assumptions used to calculate the operating segments' recoverable amounts are a nominal after‑tax discount rate of 9.6% or 8.9% based on the expected duration of the operation and a long‑term growth rate of 2.5%, reflecting the industries and markets in which the Company is engaged.

50 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 5 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

	September 30, 2025		September 30, 2024		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	$ millions		$ millions		$ millions
Loans bearing fixed interest	383	370	336	313	287	271
Debentures bearing fixed interest
Marketable	1,159	1,135	1,110	1,027	909	845
Non-marketable	47	46	47	45	47	47
	1,589	1,551	1,493	1,385	1,243	1,163

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured in fair value, using the valuation method.

The following level was defined:

Level 2: Observed data (directly or indirectly).

Level 2	September 30, 2025	September 30, 2024	December 31, 2024
	$ millions	$ millions	$ millions
Derivatives used for economic hedge, net	39	5	1
Derivatives designated as cash flow hedge, net	49	(21)	-
	88	(16)	1

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the Israeli shekel against the US dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flow deriving from liabilities, labor costs and other operational costs denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of exposure and inherent risks against which the Company elects to hedge, in accordance with the Company's risk management strategy.

51 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 5 – Loans, Financial Instruments and Risk Management (cont'd)

D. Developments in the reporting period

Debentures

In May 2025, the Company completed an expansion of its Series G debentures in Israel, in the amount of NIS 850 million (approximately $236 million). Following the expansion, the total outstanding principal of the Series G debentures amounts to NIS 1,570 million (approximately $436 million). The principal will be repaid in ten consecutive but unequal annual installments, due on December 30 of each year from 2025 through 2034. The debentures carry a nominal annual interest rate of 2.4%, payable in semiannual installments on June 30 and December 30 of each year, commencing June 30, 2025. The Series G debentures have been rated "ilAA" by Standard & Poor's Maalot rating agency.

Note 6 – Long Term Compensation Plans and Dividend Distributions

A.Share based payments - non-marketable options

1.
At the general meeting of shareholders, held on March 6, 2025, the shareholders approved a new three-year equity grant for the years 2025-2027 to the CEO and the Chairman of the Board. The grant consists of about 4.3 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Compensation Plan. The options will vest in three tranches, after 12, 24 and 36 months from the grant date (March 6, 2025, for the Chairman of the Board and March 13, 2025, for the CEO). The options will expire in March 2030. The aggregate fair value at the grant dates is about $7 million.

2.
On March 24, 2025, and April 1, 2025, the Company’s HR & Compensation Committee and the Board of Directors, respectively, approved a new triennial equity grant for the years 2025-2027 to two senior managers. The grant consists of 1.2 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Compensation Plan. The options will vest in three tranches, after 12, 24 and 36 months from the grant dates (April 1, 2025 and May 1, 2025). The aggregate fair value at the grant dates was about $1.7 million.

3.
On July 2, 2025, and July 6, 2025, the Company’s HR & Compensation Committee and the Board of Directors, respectively, approved a new triennial equity grant for the years 2025-2027 to certain officers and senior managers. The grant consists of 3.2 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Compensation Plan. The options will vest in three tranches, after 12, 24 and 36 months from the grant date. The aggregate fair value at the grant date was about $6.3 million.

52 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 6 – Long Term Compensation Plans and Dividend Distributions (cont'd)

B.	Cash long-term incentive plan

In June 2025, Company's HR & Compensation Committee and the Board of Directors approved a new Cash Long-Term Incentive (LTI) plan. Under this plan, certain senior managers will be awarded with a cash incentive of $39 million in 2028, subject to the achievement of several financial targets over the three‑year period from 2025 to 2027 and influenced by changes in the Company's share price.

C.	Dividend distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 25, 2025	March 25, 2025	52	0.04
May 18, 2025	June 18, 2025	55	0.04
August 5, 2025	September 17, 2025	55	0.04
November 11, 2025 *	December 17, 2025	62	0.05

* The dividend will be distributed on December 17, 2025, with a record date for eligibility of December 2, 2025.

53 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters

1.
Note 18 to the Annual Financial Statements includes disclosure regarding the Dead Sea Works concession and the publication of a draft report by the Israeli Accountant General, for public comments, addressing the preparations for the expiration of the Company’s existing concession and the grant of a new concession in 2030 (the “Draft Report”). The Draft Report includes recommendations concerning, among other things, the payment regime to the State, the potential inclusion of a minimum price in the tender, the concession period, and environmental considerations including rehabilitation and infrastructure obligations, as well as the imposition of additional regulatory costs and responsibilities on the future concession holder. As stated in Note 18, the Company submitted its comments as part of the public process and also participated in hearings held as part of this process.

According to publications by the Accountant General, following the completion of the public process regarding the Draft Report, the state intends to initiate legislative procedures and publish a draft bill of law, based on the Draft Report and the public process during the second half of 2025 (the "Draft Bill"). To the best of the Company’s understanding, the Draft Bill may outline the terms and arrangements related to the future concession and may also propose amendments or arrangements affecting the rights of the current concession holder under the existing Concession Law, all as part of the State's wish to establish a tender process that serves its objectives. The Draft Bill will be subject to a full legislative process, including, among other steps, publication for public comments, hearings and the stages of discussions and legislation in the Israeli parliament ("Knesset").

In addition, further to Note 18 regarding section 24 (a) of the Supplement to the Concession Law, pursuant to which, upon the expiration of the concession period (i.e., by March 31, 2030), all fixed tangible assets located within the Dead Sea Concession area and required for the operation thereof, as well as belonging to the Concession holder shall become the property of the Israeli government, and the Government shall pay the Concession holder for such assets in accordance with the mechanism set forth in the Concession Law, that on November 5, 2025, the Company has signed a Memorandum of Understandings with the Government of Israel, through the Accountant General at the Ministry of Finance, regarding the value of the assets of its subsidiaries DSW, Bromine Compounds Ltd., and Dead Sea Magnesium Ltd. (the “Dead Sea Companies”), which are required for the operation of the Dead Sea Concession, and regarding other related matters, including the Company’s rights under the Concession Law (the “MOU”).

The implementation of the principles under the MOU (assuming they are implemented) are expected to remove significant uncertainty and risk around termination of the Concession and provide the Company with certainty regarding the value of the Concession Assets (as defined below) and the timing of payment for them, thereby enabling the Company to plan and prepare in the coming years for the end of the Concession period. Regarding the future concession, the Company will review its terms once they are determined and published to the public by the State of Israel, and if such terms are economically viable, the Company continues to believe that it is the most suitable candidate for operating the future concession, among other things, in light of its experience and expertise, and currently intends to participate in the process.

54 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters (cont'd)

1.	(Cont'd)

Further to the Concession Law, and pursuant to the MOU, upon the expiration of the Concession, the Concession Assets constituting the fixed property owned by the Dead Sea Companies and required for the exercise of their rights under the Concession Law for the operation thereof, shall be transferred to the Government (or to whomever the Government designates), and shall be owned thereby. These assets shall also include the intangible assets of the Dead Sea Companies required for the operation of the Concession (together, the “Concession Assets”). In consideration for the transfer of the Concession Assets and the undertakings of the Company and the Dead Sea Companies, as detailed in the MOU, the Government shall pay the Company, upon the expiration of the Concession period, a total amount of USD 2,540 million (the “Consideration for the Concession Assets”), as well as the actual investment amounts made by Dead Sea Works (“DSW”) for the purposes of establishing a permanent solution for salt harvesting, transportation, and deposal, in accordance with the permanent solution set out in the Salt Harvesting Agreement, from January 1, 2025, until the end of the Concession period, which are estimated at hundreds of millions of dollars (together, the “Total Consideration”).

Pursuant to the MOU, it was agreed that until the end of the Concession period, the Dead Sea Companies shall maintain levels of investments and maintenance in the Concession Assets in the sums that were invested in the past decade on a multi-annual average. If the actual level of investment and maintenance carried out from January 1, 2025, until the end of the Concession period is lower or higher than the agreed amounts, certain adjustments shall be made to the Total Consideration, all as set forth in the MOU. According to the Company’s estimation, the aforesaid agreements regarding the Assets value are not expected to have a material impact on the Company's financial statements.

As part of the MOU, the Company undertook to fully cooperate with the tender process that the Government intends to initiate for the allocation of the future concession, including providing relevant documents and information, allowing customary due diligence reviews, and refraining from opposing the Government’s initiation of the tender for the future concession, including the cancellation of the right of first offer currently granted to the Company under the current Concession Law.

The MOU further provides that, as part of the formulation of the draft future concession law and the future concession itself, the Accountant General at the Ministry of Finance shall recommend to the competent authorities to establish arrangements intended to preserve and maintain the downstream industrial activities in Israel based on resource extraction from the Dead Sea Concession, all subject to the overall economic feasibility of the parties and taking into account the legislative process.

According to the MOU, the parties shall conduct good-faith discussions with the aim of promoting a detailed agreement, the signing of which shall be subject to obtaining all approvals required by law, including the approval of all competent authorities of the Government and the Company. If a detailed agreement is not signed within 90 days from the date of signing the MOU (or within any later date as may be agreed upon in writing by the parties), or if either party terminates such discussions at any time, for any reason whatsoever, the MOU shall be considered void and shall have no effect, and no claim or demand of any kind shall be made.

As of the reporting date, the Company estimates that it is more likely than not that it will continue to operate the Concession Assets beyond the current concession period, for their remaining useful lives, under the new Concession.

55 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of September 30, 2025 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters (cont'd)

2.
Further to Note 18 to the Annual Financial Statements regarding the phosphogypsum waste ponds, in September 2025, a discussion was held by the District Committee, during which it was decided to approve a reuse plan for Pond 4, subject to the fulfillment of certain conditions.

3.
Further to Note 18 to the Annual Financial Statements regarding the Company’s pre-emptive request — prior to filing a petition — to advance the Barir Detailed National Outline Plan (NOP) without delay, on July 9, 2025, the Company submitted a petition with the Israel's Supreme Court. On September 7, 2025, the Government of Israel issued a decision to promote the NOP, rendering the legal proceeding unnecessary, and accordingly, the petition was withdrawn by mutual consent. In September 2025, the Municipality of Arad filed a petition against the Government of Israel and the Company, seeking to revoke the government’s decision and requesting an interim order to halt its promotion. On October 15, 2025, the Supreme Court rejected the request for an interim order and instructed the respondents to submit their response to the petition.

4.
As part of the Company's comprehensive strategic review of its operations, and its efforts to focus its activities on strategic growth drivers and to optimize its core businesses, subsequent to the date of the report, on November 11, 2025, the Company decided to discontinue its operations in the United States related to the establishment of a lithium iron phosphate (“LFP”) cathode active material production facility. In addition, in a joint decision with Shenzhen Dynanonic, the Company also decided to terminate the joint venture agreement for the establishment of an LFP cathode active material production facility in Spain.

This decision follows the US Department of Energy’s (DOE) announcement on October 9, 2025, regarding its decision to discontinue funding for the construction of the facility in St. Louis, US. The DOE’s decision was part of a broader decision to cancel eligibility for continued funding of numerous projects, including in the renewable energy sector, and in light of absence of funding from the European Union to establish an LFP cathode active material production facility in Spain. The lack of such funding comes alongside global developments in the electric vehicle market that indicated lower demand levels than initially forecasted, as well as regulatory changes, including in the US and China, that affected the projects’ economic feasibility, in addition to high required capital investments and significant operating costs.

Accordingly, in the financial statements for the fourth quarter of 2025, the Company expects to record a write-off of assets in the total amount of approximately $40 million (net of tax).

5.
Further to Note 18 to the Annual Financial Statements regarding the approval of the mining plan for the northern Oron area, on June 30, 2025, a petition was filed with the Be'er Sheva District Court objecting to the District Committee for Planning and Construction's approval, alleging that the approval process involved material deficiencies. In September 2025, the Company submitted its response to the petition.

6.
Further to Note 18 to the Annual Financial Statements regarding ICL Rotem's new mining concession and the petition filed with Israel’s Supreme Court against the competitive process and the disclosure certificate issued to the Company in connection with this process, on May 7, 2025, the Supreme Court rejected the petition.

7.
Further to Note 18 to the Annual Financial Statements regarding the Israel Water Authority's decision that the Company's status should be changed to a "Consumer-Producer", as defined in the Water Law, it was decided to postpone the hearing on the Company's appeal to January 2026.

56 ICL Group Limited Quarterly Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: November 12, 2025